811-22540

RESPONSE OF THE OFFICE OF
INVESTMENT COMPANY REGULATION
DIVISION OF INVESTMENT MANAGEMENT

Our Ref. No. 11-2-ICR
FQF TRUST, et al.

Your letter of December 12, 2011 requests our assurance that we would not recommend that the Commission take any enforcement action against the Applicants or the Closed-end Funds, each as defined in your letter, under sections 12(d)(1)(A) and (B) and 17(a) of the Investment Company Act of 1940 (the "Act"), if the Closed-end Funds rely on an exemptive order issued to Applicants[1] to the same extent as the Acquiring Funds, subject to the Order's terms and conditions.

Based on the facts and representations made in your letter, we would not recommend enforcement action to the Commission against the Applicants or the Closed-end Funds if the Closed-end Funds rely on the Order to the same extent as the Acquiring Funds, subject to the Order's terms and conditions. This response expresses the Division's position on enforcement action only, and does not purport to express any legal conclusions on the questions presented. Facts or representations different from those presented in your letter might require a different conclusion.

Marilyn Mann
Special Counsel
Office of Investment Company Regulation
December 13, 2011


11000474

[1] FQF Trust, Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (Aug. 5, 2011) (order) (the "Order").

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

December 12, 2011

Marilyn Mann
Office of Investment Company Regulation
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

811-22540

Re: FQF Trust, et al. (File No. 812-13741)

Dear Ms. Mann:

I am writing on behalf of FQF Trust ("Trust"), FFCM, LLC ("FFCM") and entities controlling, controlled by or under common control with FFCM (together with FFCM, the "Adviser"), Foreside Fund Services, LLC (the "Distributor"), and any existing or future series of the Trust as well as any existing or future registered open-end management investment company or series thereof that is advised by the Adviser and relies on the Order as defined below (collectively, with the Trust, Adviser and Distributor, "Applicants"), to request that the staff of the Division of Investment Management ("Staff") of the U.S. Securities and Exchange Commission ("Commission") advise that it will not recommend enforcement action against the Applicants or the Closed-end Funds (as defined below) under Sections 12(d)(1)(A) and (B) and 17(a) of the Investment Company Act of 1940 ("Act"), in the circumstances described below.

Background

On August 5, 2011, Applicants received an exemptive order from the Commission.[1] The Order was issued under Section 6(c) of the Act exempting Applicants from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act exempting Applicants from Sections 17(a)(1) and (2) of the Act, and under Section 12(d)(1)(J) of the Act exempting Applicants from Sections 12(d)(1)(A) and (B) of the Act. The Order permits series of the Trust and any other existing or future registered open-end management investment company or series thereof that tracks a specified underlying securities index and is advised by Adviser ("Funds") to operate as an exchange-traded fund ("ETF"). The Order also permits registered open-end management investment companies and unit investment trusts ("UITs") that are not advised or sponsored by Adviser or part of the same "group of

[1] Investment Company Act Release Nos. 29720 (July 11, 2011) and 29747 (August 5, 2011) ("Order").

investment companies," as defined in Section 12(d)(1)(G)(ii) of the Act,[2] as the Funds ("Acquiring Funds") to acquire the Funds' shares in excess of the limits set forth in Section 12(d)(1)(A) of the Act,[3] and the Funds, the Distributor and other registered broker-dealers ("Brokers") to sell Fund shares to Acquiring Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. In addition, the Order exempts the Acquiring Funds and the Funds from Section 17(a) of the Act to permit Acquiring Funds to engage in purchases and sales of Creation Units with the Funds.[4]

Request for No-Action Position

Applicants respectfully request that the Staff confirm that it will not recommend enforcement action if registered closed-end management investment companies that are not advised by the Adviser and are not part of the same group of investment companies as the Funds ("Closed-end Funds") rely on the Order to the same extent as the Acquiring Funds. The effect of the requested no-action relief would be to redefine "Acquiring Funds" to include Closed-end Funds.[5]

Rationale for Request

At the time that Applicants filed the application for the Order ("Application"), Applicants anticipated that registered open-end management investment companies (*i.e.*, mutual funds) and UITs may seek to invest in the Funds. Applicants did not anticipate, however, that registered closed-end funds would seek to invest in the Funds. Since launching the Funds in early September 2011, however, certain registered closed-end funds have expressed an interest in investing in the Funds in excess of the limits of Sections 12(d)(1)(A) and (B). Applicants are seeking the requested no-action relief in order to allow such investments.

The relief is necessary due to the relative sizes of the Funds and the registered closed-end funds seeking to invest in the Funds. The Funds, which as noted above launched last month,

---

2 The term "group of investment companies" is defined in Section 12(d)(1)(G)(ii) of the Act to mean any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.

3 The term "Acquiring Funds" is defined the same and has the same meaning as in the Application.

4 The term "Creation Units" has the same meaning as in the Application.

5 As a practical matter, this change merely requires reading one word out of the Application. Specifically, it requires reading bullet 5 on page 5 of the Application with the following deletion: "The requested Order would permit ... registered ~~open-end~~ management investment companies and unit investment trusts that are not advised or sponsored by Adviser and not part of the same 'group of investment companies,' as defined in Section 12(d)(1)(G)(ii) of the [Act], as the Funds ('Acquiring Management Companies' and 'Acquiring Trusts,' respectively, and collectively, 'Acquiring Funds') to acquire [shares] of the Funds beyond the limits of Section 12(d)(1)(A) of the [Act]...."

have between $4.8 million and $11.2 million in assets under management ("AUM"). Certain of the registered closed-end funds seeking to invest in the Funds have well over $100 million in AUM. Section 12(d)(1)(A) prohibits any registered fund from owning more than 3% of the total outstanding voting securities of any other registered fund. Accordingly, absent the requested relief, any closed-end fund seeking to invest in the Funds could not purchase more than approximately 5800 shares of certain Funds,[6] which would constitute a small and inefficient investment strategy for the closed-end fund that such fund would likely not pursue.

Applicants believe that being able to accept the proposed investments from registered closed-end funds is critical to their success. Therefore, Applicants seek this relief to allow immediate investments by the Closed-end Funds in the Funds, as described above.

The relief requested does not present any new policy concerns for the Commission or Staff. The Commission has issued several exemptive orders that allow registered investment companies of all types – closed-end funds, open-end funds and UITs – to invest in ETFs shares in excess of the Section 12(d)(1)(A) limits, and the ETFs, their principal underwriters and any broker or dealer to sell the shares of the ETFs to the acquiring funds in excess of the limits of Section 12(d)(1)(B).[7]

In addition, the Staff has granted no action relief that is analogous to the relief requested by Applicants. Specifically, the Staff has granted no action relief to permit registered closed-end funds, which were not identified in a Section 12(d)(1) exemptive application as entities that would rely on the requested order, to invest in certain open-end funds in excess of the limits of Section 12(d)(1)(A), and the open-end funds to sell the funds' shares to the closed-end funds in excess of the limits of Section 12(d)(1)(B), in reliance on the order, subject to the terms and conditions of the application.[8]

If the requested no-action position is granted, the Closed-end Funds would acquire the Funds' shares in excess of the limits set forth in Section 12(d)(1)(A), and the Funds, Distributor and/or Brokers would sell the Funds' shares to such Closed-end Funds in excess of the limits set forth in Section 12(d)(1)(B), all in compliance with the terms and conditions of the Application.

---

[6] Each Fund's shares have a net asset value ("NAV") of approximately $25. Three percent of the outstanding shares of a Fund with $4.8 million AUM is approximately $144,000 or approximately 5800 shares.

[7] *E.g.*, Investment Company Act Release Nos. 29591 (March 1, 2011) and 29620 (March 30, 2011); Investment Company Act Release Nos. 27511 (October 6, 2006) and 27543 (November 1, 2006).

[8] *See* Evergreen Investment Management Co., LLC (October 11, 2005), Neuberger Berman Management, Inc. (April 30, 2003), Frank Russell Investment Co. (October 18, 2002). In each of the letters cited, applicants had obtained an exemptive order to permit registered open-end funds to sweep cash into other registered open-end funds, and the Staff issued no action relief to permit registered closed-end funds to engage in the same cash sweep activities, subject to the terms and conditions of the underlying application.

In addition, it is possible that the Closed-end Funds would, in some cases, transact directly with the Funds by purchasing and redeeming Creation Units.

Other factors that support this request are the same as those described in the Application. Such factors apply equally in the case of registered closed-end funds' investments in the Funds and registered open-end funds' investments in the Funds. Further, because registered closed-end funds would engage in the transactions contemplated by the Order only in compliance with the terms and conditions of the Application, the standards established by Sections 6(c), 12(d)(1)(J) and 17(b) of the Act would be satisfied.

Conclusion

Under the circumstances, Applicants believe that the Staff may appropriately conclude that the requested no action relief is warranted. Accordingly, Applicants respectfully request that the Staff agree not to recommend enforcement action under the circumstances described.

Applicants appreciate the Staff's consideration of this request. Please do not hesitate to contact me with any questions or concerns that the Staff might have regarding the request. My direct dial is (202) 778-9475.

Respectfully submitted,



Stacy L. Fuller

cc: Mark D. Perlow
K&L Gates LLP